Cybin to Acquire Small Pharma Inc.
- All-share transaction creates international clinical-stage leader in novel psychedelic therapeutics -
- Two proprietary, advanced clinical programs in development for depression and anxiety disorders with demonstrated safety and efficacy -
- Combined portfolio creates the industry’s largest, most advanced, well-protected deuterated DMT program -
- Combination creates the largest intellectual property portfolio in the psychedelic drug development sector with 28 patents granted and 158 patents pending -
- Creates strong synergies by combining key assets, personnel, capabilities and intellectual property, as well as access to world-leading scientific and clinical collaborators -
- Multinational operations support scaling to Phase 3 development of CYB003 in early 2024, following planned Phase 2 safety and efficacy readout in late 2023 -
- Cybin and Small Pharma to host conference call today, August 28, 2023, at 11:30 a.m. ET -
(Dollar amounts expressed in Canadian dollars)
TORONTO, CANADA and LONDON, U.K. – August 28, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, and Small Pharma Inc. (TSXV:DMT) (OTCQB:DMTTF) (“Small Pharma”), a U.K.-based biotechnology company focused on short-duration psychedelic therapies for mental health conditions, today announced that they have entered into a definitive arrangement agreement (the “Agreement”) pursuant to which Cybin will acquire all of Small Pharma’s issued and outstanding securities in an all-share transaction pursuant to a plan of arrangement (the “Transaction”).
Under the terms of the Transaction, Small Pharma shareholders will receive 0.2409 common shares in the capital of Cybin (“Cybin Shares”) for each common share of Small Pharma (“Small Pharma Share”) held. The exchange ratio implies consideration of approximately $0.10 per Small Pharma Share based on the closing price of the Cybin Shares on the Cboe Canada exchange (“Cboe Canada”) on August 25, 2023, representing a 43.64% premium based on the 30-day volume weighted average prices of the Cybin Shares on the Cboe Canada and the

Small Pharma Shares on the TSX Venture Exchange (“TSXV”) for the period ended on August 25, 2023. As of the date of this press release, it is expected that existing Cybin shareholders and Small Pharma securityholders will own approximately 74.5% and 25.5% of Cybin, respectively.
The Agreement has been unanimously approved by Small Pharma’s board of directors (the “Small Pharma Board”) on the unanimous recommendation of a special committee of its independent directors (the “Small Pharma Special Committee”), and Cybin’s board of directors (the “Cybin Board”).
“This transaction creates a clear market leader in novel psychedelic therapeutics. The synergy of Cybin’s and Small Pharma’s development programs, intellectual property, and robust datasets enhances our leadership and expertise in developing potentially best-in-class, optimized psychedelic therapeutics, and positions the combined company to generate long-term value for all stakeholders. Our combined portfolios, having an increased number of potential value-catalysts, also create added opportunities to support future funding activities with no added debt. We look forward to welcoming our Small Pharma colleagues into the Cybin team,” said Doug Drysdale, Chief Executive Officer of Cybin.
Small Pharma is a leader in the development of short-duration psychedelic therapies for mental health conditions, having raised a total of $63 million in capital since 2021, and demonstrating the first placebo-controlled efficacy results for N,N-dimethyltryptamine (“DMT”) in treating Major Depressive Disorder (“MDD”). In the past years Small Pharma has progressed two clinical-stage DMT-based programs, a pipeline of preclinical assets, and developed a highly robust intellectual property (“IP”) portfolio to protect them.
With a common goal to create novel, optimized psychedelic-based therapeutics, the combination of Cybin and Small Pharma creates an international, clinical-stage leader with the potential to transform the treatment paradigm for mental health conditions. Cybin’s and Small Pharma’s combined DMT and deuterated DMT (“dDMT”) programs creates the largest dataset of systematic research on these short-duration psychedelic molecules. The companies’ combined development portfolios are highly complementary and provide multiple opportunities to create operational and cost synergies.
The combined entity will hold the most impressive IP portfolio in the psychedelic drug development sector, with a combined 158 pending patent applications, including two allowed applications, and 28 granted patents protecting the combined companies’ clinical and preclinical molecules. This extensive IP portfolio creates an unmatched opportunity for the combined company to develop next-generation novel compounds for a number of mental health disorders that may be amenable to treatment with psychedelic therapies.
George Tziras, Chief Executive Officer of Small Pharma, said, “This marks the beginning of an exciting new chapter for Small Pharma. Since 2015, we have been committed to our mission of accelerating patient access to transformative mental health treatments, and I am incredibly proud of the progress we have made. Cybin shares both our vision and confidence in the potential of our programs. Cybin’s senior listing on the NYSE American can also provide increased access to the broader and deeper capital markets of the United States. We look forward to combining the considerable strengths of our teams to create a category leader in novel psychedelic-based therapeutics and bring innovative mental health treatments to patients around the world.”
Together, the combined operating teams of Cybin and Small Pharma create a sector-leading organization with deep expertise in DMT and deuterated psychedelic tryptamine-based therapeutics for mental health disorders. The integrated DMT dataset from both companies represents an advanced and extensive DMT clinical program, including:
•Phase 2 safety and efficacy data for IV DMT in patients with MDD (SPL026);
•Extensive Phase 1 dataset for IV formulations of DMT and dDMT (CYB004e, CYB004, SPL026, SPL028);
•Studies exploring more convenient and patient-friendly dosing methods (Phase 1 intramuscular SPL026 and SPL028; subcutaneous CYB004); and
•Phase 1b safety and efficacy of SPL026 administered in conjunction with serotonin reuptake inhibitors (“SSRIs”) in patients with MDD, with data anticipated in late 2023. Encouraging results could broaden access to DMT-based therapies by removing the requirement for patients to be withdrawn from existing SSRI medication.
Data readouts from both companies’ Phase 1 deuterated programs, CYB004 and SPL028 are anticipated by late 2023. This will enable a robust evaluation of formulations and administration routes, and an informed, data-driven approach to launching a Phase 2 efficacy study of dDMT in the United States early in 2024.
Cybin expects to report Phase 2 safety and efficacy data from its CYB003 deuterated psilocybin analog program in participants with MDD, in late 2023. Plans are underway to scale the program for Phase 3, including a partnership with a global clinical research organization, a streamlined EMBARKCT facilitator training program, and preparations for Good Manufacturing Practice (GMP) manufacturing of CYB003 capsules for pivotal clinical trial supplies. Cybin was recently granted a composition of matter patent covering a deuterated psilocybin analog in its CYB003 program, and anticipates the potential for receiving Breakthrough Therapy designation from the U.S. Food and Drug Administration (“FDA”), subject to FDA approval, as early as late 2023.
The combined company will be led by Cybin’s Chief Executive Officer, Doug Drysdale, who brings over 30 years of experience in the healthcare sector. Small Pharma senior management and staff will be integrated with the existing Cybin team to create a highly experienced and skilled team that is well positioned to deliver on the development and clinical execution of the combined pipeline.
Additional Transaction Details
Pursuant to the Transaction, Small Pharma shareholders will receive 0.2409 Cybin Shares for each Small Pharma Share held. Holders of options to purchase Small Pharma Shares that are “in-the-money” based on the volume weighted average trading price of the Small Pharma Shares on the TSXV for the five trading days immediately preceding the effective time of the Transaction (the “Small Pharma Share Value”) will receive from Small Pharma a number of Small Pharma Shares equal to the number of Small Pharma options held, multiplied by the amount by which the Small Pharma Share Value exceeds the exercise price of such Small

Pharma options, divided by the Small Pharma Share Value. Such newly issued Small Pharma Shares will be acquired by Cybin on the same terms as the other Small Pharma Shares. Each Small Pharma option that is “out-of-the-money” based on the Small Pharma Share Value will be deemed to be surrendered to Small Pharma for $0.001 and cancelled.
The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring the approval of at least 66 2/3% of the votes cast by the shareholders of Small Pharma voting in person, virtually or by proxy at an annual and special shareholders’ meeting to consider, in addition to certain annual business, the Transaction. The issuance of Cybin Shares pursuant to the Transaction will also require approval by a simple majority of the votes cast by the shareholders of Cybin voting virtually or by proxy at an annual and special meeting of Cybin shareholders, in accordance with the polices of the Cboe Canada. The shareholders’ meetings are expected to occur on or about October 12, 2023.
In connection with the Transaction, each of Small Pharma’s directors and officers, and Small Pharma’s largest shareholder, who collectively beneficially hold or exercise control or direction over, directly or indirectly, an aggregate of approximately 28.8% of the outstanding Small Pharma Shares, have entered into voting and support agreements with Cybin, pursuant to which each of them has agreed, among other things, to support and vote their Small Pharma Shares in favour of the Transaction. In addition, each of Cybin’s directors and officers, and certain Cybin shareholders, who collectively hold or exercise control or direction over an aggregate of approximately 17% of the outstanding Cybin Shares, have entered into voting and support agreements with Small Pharma, pursuant to which each of them has agreed, among other things, to support and vote their Cybin Shares in favour of the Transaction.
In addition to shareholder approvals, the Transaction is subject to approval by the Supreme Court of British Columbia, receipt of applicable stock exchange and regulatory approvals, including the approval of the TSXV, and the satisfaction of certain other closing conditions customary in transactions of this nature. It is currently expected that the Transaction will close in late October 2023.
The Agreement includes customary reciprocal “non-solicitation” covenants, subject in the case of “fiduciary out” provisions that would permit Small Pharma to accept a superior proposal under certain circumstances, subject to a “right to match” period in favour of Cybin. The Agreement also provides for reciprocal termination fees of $2 million payable to Cybin or Small Pharma if the Transaction is terminated in certain specified circumstances, and, in certain other customary circumstances, expense reimbursement payable to Small Pharma of $400,000.
Upon completion of the Transaction, the Cybin Board will be increased by one director, and George Tziras, the current Chief Executive Officer of Small Pharma, will join the Cybin Board.
Further information regarding the Transaction will be included in the respective management information circulars of Cybin and Small Pharma, which will be mailed to shareholders in connection with their respective shareholder meetings. The Agreement will be filed on the SEDAR+ profiles of Small Pharma and Cybin at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Board of Directors’ Recommendations
The Small Pharma Board has unanimously determined, after receiving the unanimous recommendation of the Small Pharma Special Committee, that the Transaction is fair to the Small Pharma shareholders, and in the best interests of Small Pharma, and has unanimously recommended that Small Pharma shareholders vote in favour of the Transaction. The Cybin Board has unanimously determined that the Transaction is in the best interests of Cybin, and has unanimously recommended that Cybin shareholders vote in favour of the Transaction.
The Small Pharma Board has received the opinion of Jefferies International Limited to the effect that, as of August 28, 2023 and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken set forth therein, the exchange ratio provided for pursuant to the Agreement was fair, from a financial point of view, to the holders of Small Pharma Shares (other than, as applicable, Cybin and its affiliates).
Upon completion of the Transaction, it is expected that the Small Pharma Shares will be delisted from the TSXV and removed from the OTCQB market, and Small Pharma will cease to be a reporting issuer in each of the provinces and territories in Canada.
The combined company will remain headquartered in Toronto, with operations in Canada, the U.S., the U.K., the Netherlands, and Ireland, and will continue to trade on the NYSE American and the Cboe Canada under the ticker “CYBN”.
None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.
Legal and Financial Advisors
Gowling WLG (Canada) LLP is acting as legal counsel to Cybin.
Aird & Berlis LLP is acting as legal counsel to Small Pharma and the Small Pharma Special Committee. Jefferies International Limited is acting as exclusive financial advisor to Small Pharma.
Conference Call and Webcast Details
Cybin and Small Pharma will host a conference call on August 28, 2023 at 11:30 a.m. ET.
To join the conference call via telephone, please register here to receive the dial-in information.
To join the live audio webcast of the call, please register here.

The archived webcast will also be available on Cybin’s investor relations website on the Events & Presentations page and on the Investor page of Small Pharma’s website under Events & Conferences.
About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.
About Small Pharma
Small Pharma is a biotechnology company progressing a pipeline of short-duration psychedelic-assisted therapies for the treatment of mental health conditions. Small Pharma has a portfolio of clinical-stage DMT-based assets, SPL026 and SPL028. Small Pharma was granted an Innovation Passport designation for SPL026 from the U.K. Medicines and Healthcare products Regulatory Agency and has a pipeline of proprietary preclinical assets.
Small Pharma is focused on developing short-duration tryptamine-based therapeutics that are scalable, commercially differentiated, and conveniently dosed, with the goal of addressing key unmet needs in the treatment of depression. Small Pharma’s lead clinical-stage program, SPL026, a first-generation DMT molecule, has shown proof-of-concept for the potential treatment of MDD. In a Phase 2a study, IV SPL026 demonstrated a rapid and durable antidepressant effect, as well as a favorable safety and tolerability profile. Small Pharma is also advancing SPL028, a second-generation injectable deuterated DMT molecule, in a Phase 1 trial.
Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Cybin and Small Pharma are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding Cybin’s plans to report Phase 2 safety and efficacy data from its CYB003 deuterated psilocybin analog program in late 2023; progression to Phase 3 development of CYB003 in early 2024; the possibility of obtaining FDA Breakthrough Therapy designation for CYB003, and the timing for receiving such designation; full data readouts from both companies’ Phase 1 deuterated programs, CYB004 and SPL028 in late 2023; anticipated timing of Small Pharma’s Phase 1b safety and efficacy data in respect of SPL026; anticipated launch of a Phase 2 efficacy study of dDMT in early 2024; the anticipated timing for the meetings of Cybin and Small Pharma shareholders and closing of the Transaction; the consideration to be received by Small Pharma shareholders; the estimated value of the Transaction; the delisting and removal of the Small Pharma Shares from the TSXV and OTCQB, respectively; the satisfaction of closing conditions to the Transaction, including, without limitation (i) the required Cybin shareholder approval; (ii) the required Small Pharma shareholder approval; (iii) necessary court approval in connection with the plan of arrangement; (iv) the appointment of a Small Pharma nominee to the Cybin Board; (v) Cybin obtaining the necessary approvals from the Cboe Canada and NYSE American for the listing of securities in connection with the Transaction; and (vi) other closing conditions, including, without limitation, obtaining certain consents and other regulatory approvals, as applicable, the operation and performance of the Cybin and Small Pharma businesses in the ordinary course until closing of the Transaction and compliance by Cybin and Small Pharma with various covenants contained in the Agreement; Small Pharma ceasing to be a reporting issuer in each of the provinces and territories in Canada; and the anticipated benefits of the Transaction to shareholders and the combined company, including corporate operational, and other synergies.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Cybin and Small Pharma at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Cybin and Small Pharma to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: that the Transaction may not be completed on the expected terms or within expected timelines, or at all; the Transaction may not be approved by the Cybin shareholders and/or the Small Pharma shareholders; applicable stock exchange and other regulatory approvals may not be obtained on terms satisfactory to Cybin and Small Pharma, or at all; the combined company may be unable to realize the anticipated benefits of, and synergies and savings from, the Transaction; implications of the spread of COVID-19 on the operations of Cybin and Small Pharma; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of Cybin and Small Pharma to successfully achieve their business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Cybin and Small Pharma operate; the risk that the potential product candidates that Cybin and Small Pharma develop may not progress through clinical development or receive required regulatory approvals or Breakthrough Therapy designation within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Cybin and Small Pharma product candidates; the risk that Cybin and Small Pharma will be unable to successfully market or gain market acceptance of their product candidates; and the risk factors set out Cybin’s management’s discussion and analysis for the three months ended June 30, 2023, and annual information form for the year ended March 31, 2023, are available under Cybin’s SEDAR+ profile at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at

www.sec.gov, and Small Pharma’s management’s discussion and analysis for the three months ended May 31, 2023, which is available on Small Pharma’s SEDAR+ profile at www.sedarplus.ca.
Although the forward-looking statements contained in this news release are based upon what management of Cybin and Small Pharma respectively believes to be reasonable assumptions, there can be no assurance that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Neither Cybin nor Small Pharma assumes any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada, the European Medicines Agency, the United Kingdom Medicines and Healthcare products Regulatory Agency, or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Neither Cybin nor Small Pharma has conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin or Small Pharma verified such in clinical trials or that Cybin or Small Pharma will complete such trials. If Cybin or Small Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the performance and operations of Cybin or Small Pharma.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Neither the TSXV nor its regulation services provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.
Cybin Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com
Small Pharma Inc. & Investor Relations:
George Tziras
Chief Executive Officer
Small Pharma Inc.
ir@smallpharma.co.uk

Small Pharma Media Relations:
Jenny Maguire
Head of External Affairs
Small Pharma Inc.
jenny.maguire@smallpharma.co.uk